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                                                                     EXHIBIT 99A

         [ITEMS INCORPORATED BY REFERENCE FROM THE COMPANY 10-K AND THE
                          COMPANY FIRST QUARTER 10-Q.]

ITEM 3. LEGAL PROCEEDINGS.

(a)      Company.

     For a description of certain legal and regulatory proceedings affecting the Company, see Notes 3(b), 12(h) and 12(i) to the Company's Consolidated Financial Statements, which notes are incorporated herein by reference.

ITEM. 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

                    CERTAIN FACTORS AFFECTING FUTURE EARNINGS
                       OF THE COMPANY AND ITS SUBSIDIARIES

     Earnings for the past three years are not necessarily indicative of future earnings and results. The level of future earnings depends on numerous factors including (i) the future growth in the Company's and its subsidiaries' energy sales; (ii) weather; (iii) the success of the Company's and its subsidiaries' entry into non-rate regulated businesses such as energy marketing and international and domestic power projects; (iv) the Company's and its subsidiaries' ability to respond to rapid changes in a competitive environment and in the legislative and regulatory framework under which they have traditionally operated; (v) rates of economic growth in the Company's and its subsidiaries' service areas; (vi) the ability of the Company and its subsidiaries to control costs and to maintain pricing structures that are both attractive to customers and profitable; (vii) the outcome of future rate proceedings; (viii) the effect that foreign exchange rate changes may have on the Company's investments in international operations; and (ix) future legislative initiatives.

     In order to adapt to the increasingly competitive environment in which the Company operates, the Company continues to evaluate a wide array of potential business strategies, including business combinations or acquisitions involving other utility or non-utility businesses or properties, internal restructuring, reorganizations or dispositions of currently owned properties or currently operating business units and new products, services and customer strategies. In addition, the Company continues to engage in new business ventures, such as electric power trading and marketing, which arise from competitive and regulatory changes in the utility industry.

COMPETITION AND RESTRUCTURING OF THE ELECTRIC UTILITY INDUSTRY

     The electric utility industry is becoming increasingly competitive due to changing government regulations, technological developments and the availability of alternative energy sources.

     Long-Term Trends in Electric Utility Industry. The electric utility industry historically has been composed of vertically integrated companies providing electric service on an exclusive basis within governmentally-defined geographic areas. Prices for electric service have typically been set by governmental authorities under principles designed to provide the utility with an opportunity to recover its cost of providing electric service plus a reasonable return on its invested capital. Federal legislation and regulation as well as legislative and regulatory initiatives in various states have encouraged competition among electric utility and non-utility owned power generators. These developments, combined with increased demand for lower-priced electricity and technological advances in electric generation, have continued to move the electric utility industry in the direction of more competition.

     Based on a strategic review of the Company's business and of ongoing developments in the electric utility and related industries regarding competition, regulation and consolidation, the Company's management believes that the electric utility industry will continue its path toward competition, albeit on a state-by-state basis. The Company's management also believes the business of electricity and natural gas are converging and consolidating and these trends will alter the structure and business practices of companies serving these markets in the future.

     Competition in Wholesale Market. The Federal Energy Policy Act of 1992, the Public Utility Regulatory Act of 1995 (now the Texas Utilities Code) and regulations promulgated by the Federal Energy Regulatory Commission (FERC) contain provisions intended to facilitate the development of a wholesale energy market. Although Reliant Energy HL&P's wholesale sales traditionally have accounted for less than 1% of its total revenues, the expansion of competition in the wholesale electric market is significant in that it has increased the range of non-utility competitors, such as exempt wholesale generators (EWGs) and power marketers, in the Texas electric market as well as resulted in fundamental changes in the operation of the state transmission grid.

     In February 1996, the Texas Utility Commission adopted rules granting third-party users of transmission systems open access to such systems at rates, terms and conditions comparable to those available to utilities owning such transmission assets. Under the Texas Utility Commission order implementing the rule, Reliant Energy HL&P was required to separate, on an operational basis, its wholesale power marketing operations from the operations of the transmission grid and, for purposes of transmission pricing, to disclose each of its separate costs of generation, transmission and distribution.

     Within ERCOT, an independent system operator (ISO) manages the state's electric grid, ensuring system reliability and providing non-discriminatory transmission access to all power producers and traders. The ERCOT ISO, the first in the nation, is a key component for implementing the Texas Utility Commission's overall strategy to create a






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competitive wholesale market. ERCOT formed an ad hoc committee in early 1998 to investigate the potential impacts of a competitive retail market on the ISO. The ERCOT committee report was released in December 1998 and concluded that the ISO's role and function would necessarily expand in a competitive retail environment, but the changes required of the ISO to support retail choice should not impede introduction of retail choice.

     Competition in Retail Market. The Company estimates that, since 1978, cogeneration projects representing approximately one-third of current total peak generating capability have been built in the Houston area and that, as a result, Reliant Energy HL&P has seen a reduction of approximately 2,500 MW in customer load to self-generation. Reliant Energy HL&P has utilized flexible pricing to respond to situations where large industrial customers have an alternative to buying power from it, primarily by constructing their own generating facilities. Under a tariff option approved by the Texas Utility Commission in 1995, Reliant Energy HL&P was permitted to implement contracts based upon flexible pricing for up to 700 MW. Currently, this rate is fully subscribed.

     Texas law currently does not permit retail sales by unregulated entities such as cogenerators. The Company anticipates that cogenerators and other interests will continue to exert pressure to obtain access to the electric transmission and distribution systems of regulated utilities for the purpose of making retail sales to customers of regulated utilities.

     Legislative Proposals. A number of proposals to restructure the electric utility industry have been introduced in the 1999 session of the Texas legislature. If adopted, legislation may permit and encourage alternative suppliers to compete to serve Reliant Energy HL&P's current rate-regulated retail customers. The various legislative proposals include provisions governing recovery of stranded costs and permitting securitization of those costs; freezing rates until 2002; requiring firm sales of energy to competing retail electric providers; requiring disaggregation of generation, transmission and distribution, and retail sales into separate companies and limiting the ability of existing utilities' affiliates competing for retail electric customers on the basis of price until they have lost a substantial percentage of their residential and small commercial load to alternative retail providers. In addition to the Texas legislative proposals, a number of federal legislative proposals to promote retail electric competition or restructure the U.S. electric utility industry have been introduced during the current congressional session.

     At this time, the Company is unable to make any prediction as to whether any legislation to restructure electric operations or provide retail competition will be enacted or as to the content or impact on the Company of any legislation which may be enacted. However, because the proposed legislation is intended to fundamentally restructure electric utility operations, it is likely that enacted legislation would have a material impact on the Company.

     Stranded Costs. As the U.S. electric utility industry continues its transition to a more competitive environment, a substantial amount of fixed costs previously approved for recovery under traditional utility regulatory practices (including regulatory assets and liabilities) may become "stranded," i.e., unrecoverable at competitive market prices. The issue of stranded costs could be particularly significant with respect to fixed costs incurred in connection with the past construction of generation plants, such as nuclear power plants, which, because of their high fixed costs, would not command the same price for their output as they have in a regulated environment.

     In January 1997, the Texas Utility Commission delivered a report to the Texas legislature on stranded investments in the electric utility industry in Texas (referred to by the Texas Utility Commission as "Excess Cost Over Market")
(ECOM). In April 1998, the Texas Utility Commission submitted to the Texas Senate Interim Committee on Electric Utility Restructuring an updated study of ECOM estimates. Assuming that retail competition is adopted at the beginning of 2002, the updated study estimated that the total amount of stranded costs for all Texas electric utilities could be $4.5 billion. If instead, retail competition is adopted one year later, the study estimates statewide ECOM to be $3.3 billion. Estimates of ECOM vary widely and there is inherent uncertainty in calculating these costs.

     Transition Plan. In June 1998, the Texas Utility Commission approved the Transition Plan filed by Reliant Energy HL&P in December 1997. The Transition Plan included base rate credits to residential and certain commercial


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customers in 1998 and 1999, an overall rate of return cap formula for 1998 and
1999 and approval of accounting procedures designed to accelerate recovery of stranded costs which may arise under restructuring legislation. The Transition Plan permits the redirection of depreciation expense to generation assets that Electric Operations otherwise would apply to transmission, distribution and general plant assets. In addition, the Transition Plan provides that all earnings above a 9.844% overall annual rate of return on invested capital be used to recover Electric Operations' investment in generation assets. In
1998, Reliant Energy HL&P recorded an additional $194 million in depreciation under the Transition Plan. Certain parties have appealed the order approving the Transition Plan. For additional information, see Notes 1(f) and 3(b) to the Company's Consolidated Financial Statements.

COMPETITION  -- OTHER OPERATIONs

     Natural Gas Distribution competes primarily with alternate energy sources such as electricity and other fuel sources as well as with providers of energy conservation products. In addition, as a result of federal regulatory changes affecting interstate pipelines, it has become possible for other natural gas suppliers and distributors to bypass Natural Gas Distribution's facilities and market, sell and/or transport natural gas directly to small commercial and/or large volume customers.

     The Interstate Pipeline segment competes with other interstate and intrastate pipelines in the transportation and storage of natural gas. The principal elements of competition among pipelines are rates, terms of service, and flexibility and reliability of service. Interstate Pipeline competes indirectly with other forms of energy available to its customers, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability of energy and pipeline capacity, the level of business activity, conservation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in areas served by Interstate Pipeline and the level of competition for transport and storage services.

     Reliant Energy Services competes for sales in its gas and power trading and marketing business with other natural gas and power merchants, producers and pipelines based on its ability to aggregate supplies at competitive prices from different sources and locations and to efficiently utilize transportation from third-party pipelines and transmission from electric utilities. Reliant Energy Services also competes against other energy marketers on the basis of its relative financial position and access to credit sources. This competitive factor reflects the tendency of energy customers, natural gas suppliers and natural gas transporters to seek financial guarantees and other assurances that their energy contracts will be satisfied. As pricing information becomes increasingly available in the energy trading and marketing business and as deregulation in the electricity markets continues to accelerate, the Company anticipates that Reliant Energy Services will experience greater competition and downward pressure on per-unit profit margins in the energy marketing industry.

     Competition for acquisition of international and domestic non-rate regulated power projects is intense. International and Power Generation compete against a number of other participants in the non-utility power generation industry, some of which have greater financial resources and have been engaged in non-utility power projects for periods longer than the Company and have accumulated greater portfolios of projects. Competitive factors relevant to the non-utility power industry include financial resources, access to non-recourse funding and regulatory factors.

FLUCTUATIONS IN COMMODITY PRICES AND DERIVATIVE INSTRUMENTS

     For information regarding the Company's exposure to risk as a result of fluctuations in commodity prices and derivative instruments, see "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A of this Report.

ACCOUNTING TREATMENT OF ACES

     The Company accounts for its investment in Time Warner Convertible Preferred Stock (TW Preferred) under the cost method. As a result of the Company's issuance of the ACES, a portion of the increase in the market value above $27.7922 per share of Time Warner common stock (the security into which the TW Preferred is convertible) (TW





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Common) results in unrealized accounting losses to the Company, pending the conversion of the Company's TW Preferred into TW Common. For consistency purposes, the TW Common and related per share prices retroactively reflect a 2 for 1 stock split effective December 15, 1998.

     Prior to the conversion of the TW Preferred into TW Common, when the market price of TW Common increases above $27.7922, the Company records in Other Income (Expense) an unrealized, non-cash accounting loss for the ACES equal to the aggregate amount of such increase as applicable to all ACES multiplied by
0.8264. In accordance with generally accepted accounting principles, this accounting loss (which reflects the unrealized increase in the Company's indebtedness with respect to the ACES) may not be offset by accounting recognition of the increase in the market value of the TW Common that underlies the TW Preferred. Upon conversion of the TW Preferred (which is anticipated to occur in June 1999 when the preferential dividend on the TW Preferred expires), the Company will begin recording future unrealized net changes in the market prices of the TW Common and the ACES as a component of common stock equity and other comprehensive income.

     As of December 31, 1998, the market price of TW Common was $62.062 per share. Accordingly, the Company recognized an increase of $1.2 billion in 1998 in the unrealized liability relating to its ACES indebtedness (which resulted in an after-tax earnings reduction of $764 million or $2.69 basic earnings per share in 1998). The Company believes that the cumulative unrealized loss for the ACES of approximately $1.3 billion is more than economically offset by the approximately $1.8 billion unrecorded unrealized gain at December 31, 1998 relating to the increase in the fair value of the TW Common underlying the investment in TW Preferred since the date of its acquisition. Any gain related to the increase in fair value of TW Common would be recognized as a component of net income upon the sale of the TW Preferred or the shares of TW Common into which such TW Preferred is converted. As of March 11, 1999, the price of TW Common was $70.75 per share, which would have resulted in the Company recognizing an additional increase of $329 million in the unrealized liability represented by its indebtedness under the ACES. The related unrecorded unrealized gain as of March 11, 1999 would have been computed as an additional $398 million.

     Excluding the unrealized, non-cash accounting loss for ACES, the Company's retained earnings and total common stock equity would have been $2.3 billion and $5.2 billion, respectively.

IMPACT OF THE YEAR 2000 ISSUE AND OTHER SYSTEM IMPLEMENTATION ISSUES

     Year 2000 Problem. At midnight on December 31, 1999, unless the proper modifications have been made, the program logic in many of the world's computer systems will start to produce erroneous results because, among other things, the systems will incorrectly read the date "01/01/00" as being January 1 of the year 1900 or another incorrect date. In addition, certain systems may fail to detect that the year 2000 is a leap year. Problems can also arise earlier than January 1, 2000, as dates in the next millennium are entered into non-Year 2000 compliant programs.

     Compliance Program. In 1997, the Company initiated a corporate-wide Year 2000 project to address mainframe application systems, information technology
(IT) related equipment, system software, client-developed applications, building controls and non-IT embedded systems such as process controls for energy production and delivery. Incorporated into this project were Resources' and other Company subsidiaries' mainframe applications, infrastructures, embedded systems and client-developed applications that will not be migrated into existing or planned Company or Resources systems prior to the year 2000. The evaluation of Year 2000 issues included those related to significant customers, key vendors, service suppliers and other parties material to the Company's and its subsidiaries' operations. In the course of this evaluation, the Company has sought written assurances from such third parties as to their state of Year 2000 readiness.

     State of Readiness. Work has been prioritized in accordance with business risk. The highest priority has been assigned to activities that would disrupt the physical delivery of energy (Priority 1); activities that would impact back office activities such as billing (Priority 2); activities that would cause inconvenience or productivity loss in normal business operations (e.g. air conditioning systems and elevators) (Priority 3). All business units have completed an analysis of critical systems and equipment that control the production and delivery of energy, as well as corporate, departmental and personnel systems and equipment. The remediation and replacement work on the majority of IT





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systems, non-IT systems and infrastructure began in the first quarter of 1998 and is expected to be completed by the second quarter of 1999. Testing of these systems began in the second quarter of 1998 and is scheduled to be completed in third quarter of 1999. The following table illustrates the Company's completion percentages for the Year 2000 activities as of February 28, 1999:

                                                           PRIORITY 1            PRIORITY 2            PRIORITY 3
                                                          --------------        --------------       ---------------
Assessment..............................................       95%                   86%                  96%
Conversion..............................................       86%                   70%                  91%
Testing.................................................       80%                   61%                  87%
Implementation..........................................       76%                   54%                  75%

     Costs to Address Year 2000 Compliance Issues. Based on current internal studies, as well as recently solicited bids from various computer software vendors, the Company estimates that the total direct cost of resolving the Year 2000 issue with respect to the Company and its subsidiaries will be between $35 and $40 million. This estimate includes approximately $7 million related to salaries and expenses of existing employees and approximately $3 million in hardware purchases that the Company expects to capitalize. In addition, the $35 to $40 million estimate includes approximately $2 million spent prior to 1998 and approximately $12 million during 1998. The remaining costs related to resolving the Year 2000 issue are expected to be expended in 1999.
The Company expects to fund these expenditures through internal sources.

     In September 1997, the Company entered into an agreement with SAP America, Inc. (SAP) to license SAP proprietary R/3 enterprise software. The licensed software includes customer care, finance and accounting, human resources, materials management and service delivery components. The Company's purchase of this software license and related computer hardware is part of its response to changes in the electric utility and energy services industries, as well as changes in the Company's businesses and operations resulting from the acquisition of Resources and the Company's expansion into the energy trading and marketing business. Although it is anticipated that the implementation of the SAP system will have the incidental effect of negating the need to modify many of the Company's computer systems to accommodate the Year 2000 problem, the Company does not deem the costs of the SAP system as directly related to its Year 2000 compliance program. Portions of the SAP system were implemented in December 1998 and March 1999, and it is expected that the final portion of the SAP system will be fully implemented by July 2000. The estimated costs of implementing the SAP system is approximately $182 million, inclusive of internal costs. In 1998, the Company and its subsidiaries spent $108 million of such costs. In 1999, the Company and its subsidiaries expect to spend $59 million with the remaining amounts to be spent in 2000.

     The estimated Year 2000 project costs do not give effect to any future corporate acquisitions or divestitures made by the Company or its subsidiaries.

     Risks and Contingency Plans. The major systems which pose the greatest Year 2000 risks for the Company and its subsidiaries if implementation of the Year 2000 compliance program is not successful are the process control systems for energy delivery systems; the time in use, demand and recorder metering system for commercial and industrial customers; the outage analysis system; and the power billing systems. The potential problems related to these systems are temporary electric service interruptions to customers, temporary interruptions in revenue data gathering and temporary poor customer relations resulting from delayed billing. Although the Company does not believe that this scenario will occur, the Company has considerable experience responding to emergency situations, including computer failure. Existing emergency operations, disaster recovery and business continuation plans are being enhanced to ensure preparedness and to mitigate the long-term effect of such a scenario.

     The North American Electric Reliability Council (NERC) is coordinating electric utility industry contingency planning on a national level. Additional contingency planning is being done at the regional electric reliability council level. Reliant Energy HL&P filed a draft Year 2000 Contingency Plan with NERC and with the Texas Utility Commission in December 1998. The draft plan addresses restoration of electric service and related business processes, and is designed to work in conjunction with the Emergency Operating Plan and with the plans of NERC and ERCOT.




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A final contingency plan is scheduled to be complete by June 30, 1999. In addition, Reliant Energy HL&P will participate in industry preparedness drills, such as the two NERC drills scheduled to be held on April 9, 1999 and September 9, 1999.

     The existing business continuity disaster recovery and emergency operations plans are being reviewed and enhanced, and where necessary, additional plans will be developed to include mitigation strategies and action plans specifically addressing potential Year 2000 scenarios. The expected completion date for these plans is June 30, 1999.

     In order to assist in preparing for and mitigating the foregoing scenarios, the Company intends to complete all mission critical Year 2000 remediation and testing activity by the end of the second quarter of 1999. In addition, the Company has initiated Year 2000 communications with significant customers, key vendors, service suppliers and other parties material to the Company's operations and is diligently monitoring the progress of such third parties' Year 2000 projects. The Company expects to meet with mission-critical third parties, including suppliers, in order to ascertain and assess the relative risks of Year-2000-related issues, and to mitigate such risks. Notwithstanding the foregoing, the Company cautions that (i) the nature of testing is such that it cannot comprehensively address all future combinations of dates and events and
(ii) it is impossible for the Company to assess with precision or certainty the compliance of third parties with Year 2000 remediation efforts. Due to the speculative and uncertain nature of contingency planning, there can be no assurance that such plans actually will be sufficient to reduce the risk of material impacts on the Company's and its subsidiaries' operations.

RISKS OF INTERNATIONAL OPERATIONS

     The Company's international operations are subject to various risks incidental to investing or operating in emerging market countries. These risks include political risks, such as governmental instability, and economic risks, such as fluctuations in currency exchange rates, restrictions on the repatriation of foreign earnings and/or restrictions on the conversion of local currency earnings into U.S. dollars. The Company's international operations are also highly capital intensive and, thus, dependent to a significant extent on the continued availability of bank financing and other sources of capital on commercially acceptable terms.

     Impact of Currency Fluctuations on Company Earnings. The Company, through Reliant Energy International's subsidiaries, owns 11.69% of the stock of Light and, through its investment in Light, an 8.753% interest in the stock of Metropolitana Electricidade de Sao Paulo S.A. (Metropolitana). The Company accounts for its investment in Light under the equity method of accounting and records its proportionate share, based on stock ownership, in the net income of Light and its affiliates (including Metropolitana) as part of the Company's consolidated net income.

     At December 31, 1998, Light and Metropolitana had total borrowings of approximately $3.2 billion denominated in non-local currencies. Because of the devaluation of the Brazilian real subsequent to December 31, 1998, Light and Metropolitana are expected to record a charge to March 31, 1999 earnings that reflects the increase in the liability represented by their non-local currency denominated bank borrowings relative to the Brazilian real. Because the Company uses the Brazilian real as the functional currency in which it reports Light's equity earnings, the resulting decrease in Light's earnings will also be reflected in the Company's consolidated earnings to the extent of the Company's 11.69% ownership interest in Light. At December 31, 1998, one U. S. dollar could be exchanged for 1.21 Brazilian reais. Using the exchange rate of 2.06 Brazilian reais in effect at the end of February, and the average exchange rate in effect since the end of the year, the Company estimates that its share of the after-tax charge to be recorded by Light would be approximately $125 million. This estimate does not reflect the possibility of additional fluctuations in the exchange rate and does not include other non-debt-related impacts of Brazil's currency devaluation on Light's and Metropolitana's future earnings.




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     None of Light's or Metropolitana's tariff adjustment mechanisms are directly indexed to the U.S. dollar or other non-local currencies. Each company currently is evaluating various options including regulatory rate relief to mitigate the impact of the devaluation of the Brazilian real. For example, the long-term concession contracts under which Light and Metropolitana operate contain mechanisms for adjusting electricity tariffs to reflect changes in operating costs resulting from inflation. If the devaluation of the Brazilian real results in an increase in the local rate of inflation and if an adjustment to tariff rates is made promptly to reflect such increase, the Company believes that the financial results of Light and Metropolitana should be protected, at least in part, from the effects of devaluation. However, there can be no assurance the implementation of such tariff adjustments will be timely or that the economic impact of the devaluation will be completely reflected in increased inflation rates.

     Certain of Reliant Energy International's other foreign electric distribution companies have incurred U.S. dollar and other non-local currency indebtedness (approximately $71 million at December 31, 1998). For further analysis of foreign currency fluctuations in the Company's earnings and cash flows, see "Quantitative and Qualitative Disclosures About Market Risk -- Foreign Currency Exchange Rate Risk" in Item 7A of this Form 10-K.

     Impact of Foreign Currency Devaluation on Project Capital Resources. In the first quarter of 1999, approximately $117 million of Metropolitana's U.S. dollar denominated debt will mature. In the second quarter of 1999, approximately $980 million of Light's and approximately $696 million of Metropolitana's U.S. and non-local currency denominated bank debt will mature. In March 1999, Light refinanced approximately $130 million of its U.S. dollar denominated debt through a local - currency denominated loan. The ability of Light and Metropolitana to repay or refinance their debt obligations at maturity is dependent on many factors, including local and international economic conditions prevailing at the time such debt matures.

     If economic conditions in the international markets continue to be unsettled or deteriorate, it is possible that Light, Metropolitana and the other foreign electric distribution companies in which the Company holds investments might encounter difficulties in refinancing their debt (both local currency and non-local currency borrowings) on terms and conditions that are commercially acceptable to them and their shareholders. In such circumstances, in lieu of declaring a default or extending the maturity, it is possible that lenders might seek to require, among other things, higher borrowing rates, and additional equity contributions and/or increased levels of credit support from the shareholders of such entities. The availability or terms of refinancing such debt cannot be assured.

     Currency fluctuation and instability affecting Latin America may also adversely affect Reliant Energy International's ability to refinance its equity investments with debt. In 1998, Reliant Energy International invested $411 million in Colombia and El Salvador. As of January 1999, $100 million of these investments were refinanced with debt. Reliant Energy International intends to refinance approximately $75 million more of such initial investments with debt.

ENVIRONMENTAL EXPENDITURES

     The Company and its subsidiaries, including Resources, are subject to numerous environmental laws and regulations, which require them to incur substantial costs to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment.

     Clean Air Act Expenditures. The Company expects the majority of capital expenditures associated with environmental matters to be incurred by Electric Operations in connection with new emission limitations under the Federal Clean Air Act (Clean Air Act) for oxides of nitrogen (NOx). The standards applicable to Electric Operations' generating units in the Houston, Texas area will become effective in November 1999. NOx reduction costs incurred by Electric Operations totaled approximately $7 million in 1998. The Company estimates that Electric Operations will incur approximately $8 million in 1999 and $10 million in 2000 for such expenditures. The Texas Natural Resources Conservation Commission (TNRCC) has indicated that additional NOx reduction will be required after 2000; however, since the magnitude and timing of these reductions have not yet been established, it is impossible for the Company to estimate a reasonable range of such expenditures at this time.




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     In 1998, the Wholesale Energy spent approximately $100,000 in order to comply with NOx reduction with respect to Southern California generating facilities acquired by Power Generation from Southern California Edison (SCE) in 1998. In 1999, based on existing requirements, the Company projects that it will spend an additional $100,000 on NOx reduction standards with respect to such plants and approximately $1 million on continuous emission monitoring system upgrades for such plants.

     Site Remediation Expenditures. From time to time the Company and its subsidiaries have received notices from regulatory authorities or others regarding their status as potentially responsible parties in connection with sites found to require remediation due to the presence of environmental contaminants.

     The Company's identified sites with respect to which it may be claimed to have a remediation liability include several sites for which there is a lack of current available information, including the nature and magnitude of contamination, and the extent, if any, to which the Company may be held responsible for contributing to any costs incurred for remediating these sites. Thus, no reasonable estimate of cleanup costs can now be made for these sites. Based on currently available information, the Company believes that such costs ultimately will not materially affect its financial position, results of operations or cash flows. There can be no assurance, however, that future developments, including additional information about existing sites or the identification of new sites, will not require material revisions to such estimates. For information about specific sites that are the subject of remediation claims, see Note 12(h) to the Company's Consolidated Financial Statements and Note 8(g) to Resources' Consolidated Financial Statements, each of which is incorporated herein by reference.

     Mercury Contamination. Like other natural gas pipelines, Resources' pipeline operations have in the past employed elemental mercury in meters used on its pipelines. Although the mercury has now been removed from the meters, it is possible that small amounts of mercury have been spilled at some of those sites in the course of normal maintenance and replacement operations and that such spills have contaminated the immediate area around the meters with elemental mercury. Such contamination has been found by Resources at some sites in the past, and Resources has conducted remediation at sites found to be contaminated. Although Resources is not aware of additional specific sites, it is possible that other contaminated sites exist and that remediation costs will be incurred for such sites. Although the total amount of such costs cannot be known at this time, based on experience of Resources and others in the natural gas industry to date and on the current regulations regarding remediation of such sites, the Company and Resources believe that the cost of any remediation of such sites will not be material to the Company's or Resources' financial position, results of operations or cash flows.

     Other. In addition, the Company has been named as a defendant in litigation related to such sites and in recent years has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by the Company. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue its practice of vigorously contesting claims which it does not consider to have merit. Although their ultimate outcome cannot be predicted at this time, the Company does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

OTHER CONTINGENCIES

     For a description of certain other legal and regulatory proceedings affecting the Company and its subsidiaries, see Notes 3, 4, 5 and 12 to the Company's Consolidated Financial Statements and Note 8 to Resources' Consolidated Financial Statements, which notes are incorporated herein by reference.

                              NEW ACCOUNTING ISSUES

     In 1998, the Company and Resources adopted SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) and SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132). For further discussion of these accounting statements, see Note 15 to the Company's Consolidated Financial Statements and Note 9 to Resources' Consolidated Financial Statements.

     In 2000, the Company and Resources expect to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The Company is in the process of determining the effect of adoption of SFAS No. 133 on its consolidated financial statements.

     In December 1998, The Emerging Issues Task Force of the Financial Accounting Standards Board reached consensus on Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF Issue 98-10). EITF Issue 98-10 requires energy trading contracts to be recorded at fair value on the balance sheet, with the changes in fair value included in earnings. EITF Issue 98-10 is effective for fiscal years beginning after December 15, 1998. The Company expects to adopt EITF Issue 98-10 in the first quarter of 1999. The Company does not expect the implementation of EITF Issue 98-10 to be material to its consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

     The Company and its subsidiaries have long-term debt, Company/ Resources obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of the Company/Resources (Trust Securities), securities held in the Company's nuclear decommissioning trust, bank facilities, certain lease obligations and interest rate swaps which subject the Company, Resources and certain of their subsidiaries to the risk of loss associated with movements in market interest rates.

     At December 31, 1998, the Company and certain of its subsidiaries had issued fixed-rate long-term debt (excluding ACES) and Trust Securities aggregating $5.0 billion in principal amount and having a fair value of $5.2 billion. These instruments are fixed-rate and, therefore, do not expose the Company and its subsidiaries to the risk of earnings loss due to changes in market interest rates (see Notes 8 and 9 to the Company's Consolidated Financial Statements). However, the fair value of these instruments would increase by approximately $260.6 million if interest rates were to decline by 10% from their levels at December 31, 1998. In general, such an increase in fair value would impact earnings and cash flows only if the Company and its subsidiaries were to reacquire all or a portion of these instruments in the open market prior to their maturity.

     The Company and certain of its subsidiaries' floating-rate obligations aggregated $1.8 billion at December 31, 1998 (see Note 8 to the Company's Consolidated Financial Statements), inclusive of (i) amounts borrowed under short-term and long-term credit facilities of the Company and its subsidiaries (including the issuance of commercial paper supported by such facilities), (ii) borrowings underlying Resources' receivables facility and (iii) amounts subject to a master leasing agreement of Resources under which lease payments vary depending on short-term interest rates. These floating-rate obligations expose the Company, Resources and their subsidiaries to the risk of increased interest and lease expense in the event of increases in short-term interest rates. If the floating rates were to increase by 10% from December 31, 1998 levels, the Company's consolidated interest expense and expense under operating leases would increase by a total of approximately $0.9 million each month in which such increase continued.

     As discussed in Notes 1(o), 4(c) and 13 to the Company's Consolidated Financial Statements, the Company contributes $14.8 million per year to a trust established to fund the Company's share of the decommissioning costs for the South Texas Project. The securities held by the trust for decommissioning costs had an estimated fair value of $119.1 million as of December 31, 1998, of which approximately 44% were fixed-rate debt securities that subject the Company to risk of loss of fair value with movements in market interest rates. If interest rates were to increase by 10% from their levels at December 31, 1998, the decrease in fair value of the fixed-rate debt securities would not be material to the Company. In addition, the risk of an economic loss is mitigated at this time as a result of the Company's regulated status. Any unrealized gains or losses are accounted for in accordance with SFAS No. 71 as a regulatory asset/liability because the Company believes that its future contributions which are currently recovered through the rate-making process will be adjusted for these gains and losses.

     Certain subsidiaries of the Company have entered into interest rate swaps for the purpose of decreasing the amount of debt subject to interest rate fluctuations. At December 31, 1998, these interest rate swaps had an aggregate notional amount of $75.4 million, which the Company could terminate at a cost of $3.2 million (see Notes 2 and 13 to the Company's Consolidated Financial Statements). An increase of 10% in the December 31, 1998 level of interest rates would not increase the cost of termination of the swaps by a material amount to the Company. Swap termination costs would impact the Company's and its subsidiaries' earnings and cash flows only if all or a portion of the swap instruments were terminated prior to their expiration.

     As discussed in Note 8(h) to the Company's Consolidated Financial Statements, Resources sold $500 million aggregate principal amount of its 6 3/8% TERM Notes which included an embedded option to remarket the securities. The option is expected to be exercised in the event that the ten-year Treasury rate in 2003 is below 5.66%. At December 31, 1998, the Company could terminate the option at a cost of $30.7 million. A decrease of 10% in the December 31, 1998 level of interest rates would not increase the cost of termination of the option by a material amount to the Company.

     The change in exposure to loss in earnings and cash flows related to interest rate risk from December 31, 1997 to December 31, 1998 is not material to the Company.

EQUITY MARKET RISK

     The Company holds an investment in TW Preferred which is convertible into Time Warner common stock (TW Common) as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Certain Factors Affecting Future Earnings of the Company and its Subsidiaries -- Accounting Treatment of ACES" in Item 7 of this Form 10-K. As a result, the Company is exposed to losses in the fair value of this security. For purposes of analyzing market risk in this Item 7A, the Company assumed that the TW Preferred was converted into TW Common. In addition, Resources' investment in the common stock of Itron, Inc. (Itron) exposes the Company and Resources to losses in the fair value of Itron common stock. A 10% decline in the market value per share of TW Common and Itron common stock from the December 31, 1998 levels would result in a loss in fair value of approximately $284.4 million and $1.1 million, respectively.

     The Company's and its subsidiaries' ability to realize gains and losses related to the TW Preferred and the Itron common stock is limited by the following: (i) the TW Preferred is not publicly traded and its sale is subject to certain limitations and (ii) the market for the common stock of Itron is fairly illiquid.

     The ACES expose the Company to accounting losses as the Company is required to record in Other Income (Expense) an unrealized accounting loss equal to (i) the aggregate amount of the increase in the market price of TW Common above $27.7922 as applicable to all ACES multiplied by (ii) 0.8264. Prior to the conversion of the TW Preferred into TW Common, such loss would affect earnings. After conversion, such loss would be recognized as an adjustment to common stock equity through a reduction of other comprehensive income. However, there would be an offsetting increase in common stock equity through an increase in accumulated other comprehensive income on the Company's Statements of Consolidated Retained Earnings and Comprehensive Income for the fair value increase in the investment in TW Common. For additional information on the accounting treatment of the ACES and related accounting losses recorded in 1998, see Note 1(n) to the Company's Consolidated Financial Statements. An increase of 15% in the price of the TW Common above its December 31, 1998 market value of $62.062 per share would result in the recognition of an additional unrealized accounting loss (net of tax) of approximately $229.1 million. The Company believes that this additional unrealized loss for the ACES would be more than economically hedged by the unrecorded unrealized gain relating to the increase in the fair value of the TW Common underlying the investment in TW Preferred since the date of its acquisition.

     For a discussion of the non-cash, unrealized accounting loss recorded in 1998 and 1997 related to the ACES, see "-- Certain Factors Affecting Future Earnings of the Company and its Subsidiaries -- Accounting Treatment of ACES" in
Item 7 of this Form 10-K.

     As discussed above under "-- Interest Rate Risk," the Company contributes to a trust established to fund the Company's share of the decommissioning costs for the South Texas Project which held debt and equity securities as of December 31, 1998. The equity securities expose the Company to losses in fair value. If the market prices of the individual equity securities were to decrease by 10% from their levels at December 31, 1998, the resulting loss in fair value of these securities would not be material to the Company. Currently, the risk of an economic loss is mitigated as a result of the Company's regulated status as discussed above under "--Interest Rate Risk."

FOREIGN CURRENCY EXCHANGE RATE RISK

     As further described in "Certain Factors Affecting Future Earnings of the Company and Its Subsidiaries -- Risks of International Operations" in Item 7 of this Form 10-K, the Company, through Reliant Energy International invests in certain foreign operations which to date have been primarily in South America. As of December 31, 1998, the Company's Consolidated Balance Sheets reflected $1.1 billion of foreign investments, a substantial portion of which represent investments accounted for under the equity method. These foreign investments expose the Company to risk of loss in earnings and cash flows due to the fluctuation in foreign currencies relative to the Company's consolidated reporting currency, the U.S. dollar. The Company accounts for adjustments resulting from translation of its investments with functional currencies other than the U.S. dollar as a charge or credit directly to a separate component of stockholders' equity. For further discussion of the accounting for foreign currency adjustments, see Note 1(p) in the Notes to the Company's Consolidated Financial Statements. The cumulative translation loss of $34 million, recorded as of December 31, 1998, will be realized as a loss in earnings and cash flows only upon the disposition of the related investment. The foreign currency loss in earnings and cash flows related to debt obligations held by foreign operations in currencies other than their own functional currencies was not material to the Company as of December 31, 1997.

     In addition, certain of Reliant Energy International's foreign operations have entered into obligations in currencies other than their own functional currencies which expose the Company to a loss in earnings. In such cases, as the respective investment's functional currency devalues relative to the non-local currencies, the Company will record its proportionate share of its investments' foreign currency transaction losses related to the non-local currency denominated debt. At December 31, 1998, Light and Metropolitana had borrowings of approximately $3.2 billion denominated in non-local currencies. Because of the devaluation of the Brazilian real subsequent to December 31, 1998, Light and Metropolitana are expected to record a charge to earnings for the quarter ended March 31, 1999, primarily related to foreign currency transaction losses on their non-local currency denominated debt. For further discussion and analysis of the possible effect on the Company's Consolidated Financial Statements, see "Certain Factors Affecting Future Earnings of the Company and Its Subsidiaries -- Risks of International Operations" in Item 7 of this Form 10-K.

     The company attempts to manage and mitigate this foreign risk by properly balancing the higher cost of financing with local denominated debt against the risk of devaluation of that local currency and including a measure of the risk of devaluation in all its financial plans. In addition, where possible, Reliant Energy International attempts to structure its tariffs and revenue contracts to ensure some measure of adjustment due to changes in inflation and currency exchange rates; however, there can be no assurance that such efforts will compensate for the full effect of currency devaluation, if any.

ENERGY COMMODITY PRICE RISK

     As further described in Note 2 to the Company's Consolidated Financial Statements, certain of the Company's subsidiaries utilize a variety of derivative financial instruments (Derivatives), including swaps and exchange-traded futures and options, as part of the Company's overall hedging strategies and for trading purposes. To reduce the risk from the adverse effect of market fluctuations in the price of electric power, natural gas, crude oil and refined products and related transportation, Resources and certain subsidiaries of the Company and Resources enter into futures transactions, forward contracts, swaps and options (Energy Derivatives) in order to hedge certain commodities in storage, as well as certain expected purchases, sales and transportation of energy commodities (a portion of which are firm commitments at the inception of the hedge). The Company's policies prohibit the use of leveraged financial instruments. In addition, Reliant Energy Services, a subsidiary of Resources, maintains a portfolio of Energy Derivatives to provide price risk management services and for trading purposes (Trading Derivatives).

     The Company uses value-at-risk and a sensitivity analysis method for assessing the market risk of its derivatives.

     With respect to the Energy Derivatives (other than Trading Derivatives) held by subsidiaries of the Company and Resources as of December 31, 1998, a decrease of 10% in the market prices of natural gas and electric power from year-end levels would decrease the fair value of these instruments by approximately $3 million. As of December 31, 1997, a decrease of 10% in the prices of natural gas would have resulted in a loss of $7 million in fair values of the Energy Derivatives (other than for trading purposes).

     The above analysis of the Energy Derivatives utilized for hedging purposes does not include the favorable impact that the same hypothetical price movement would have on the Company's and its subsidiaries' physical purchases and sales of natural gas and electric power to which the hedges relate. The portfolio of Energy Derivatives held for hedging purposes is no greater than the notional quantity of the expected or committed transaction volume of physical commodities with equal and opposite commodity price risk for the same time periods. Furthermore, the Energy Derivative portfolio is managed to complement the physical transaction portfolio, reducing overall risks within limits. Therefore, the adverse impact to the fair value of the portfolio of Energy Derivatives held for hedging purposes associated with the hypothetical changes in commodity prices referenced above would be offset by a favorable impact on the underlying hedged physical transactions, assuming (i) the Energy Derivatives are not closed out in advance of their expected term, (ii) the Energy Derivatives continue to function effectively as hedges of the underlying risk and (iii) as applicable, anticipated transactions occur as expected.

     The disclosure with respect to the Energy Derivatives relies on the assumption that the contracts will exist parallel to the underlying physical transactions. If the underlying transactions or positions are liquidated prior to the maturity of the Energy Derivatives, a loss on the financial instruments may occur, or the options might be worthless as determined by the prevailing market value on their termination or maturity date, whichever comes first.

     With respect to the Trading Derivatives held by Reliant Energy Services, consisting of natural gas, electric power, crude oil and refined products, physical forwards, swaps, options and exchange-traded futures, this subsidiary is exposed to losses in fair value due to changes in the price and volatility of the underlying derivatives. During the year ended December 31, 1998 and 1997, the highest, lowest and average monthly value-at-risk in the Trading Derivative portfolio was less than $5 million at a 95% confidence level and for a holding period of one business day. The Company uses the variance/covariance method for calculating the value-at-risk and includes the delta approximation for options positions.

     The Company has established a Corporate Risk Oversight Committee comprised of corporate and business segment officers that oversees all corporate price and credit risk activities, including derivative trading activities discussed above. The committee's duties are to establish the Company's policies and to monitor and ensure compliance with risk management policies and procedures and the trading limits established by the Company's board of directors.

                              COMPANY 10-K NOTES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(c)  Regulatory Assets and Other Long-Lived Assets.

     The Company and certain subsidiaries of Resources apply the accounting policies established in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), to the accounts of Electric Operations, Natural Gas Distribution and the Interstate Pipeline operations of a subsidiary of Resources. In general, SFAS No. 71 permits a company with cost-based rates to defer certain costs that would otherwise be expensed to the extent that the rate regulated company is recovering or expects to recover such costs in rates charged to its customers.

     The following is a list of regulatory assets/liabilities reflected on the Company's Consolidated Balance Sheet as of December 31, 1998, detailed by Electric Operations and other segments.

                                                                           ELECTRIC                    TOTAL
                                                                          OPERATIONS       OTHER       COMPANY
                                                                          ----------       -----       -------
                                                                                    (MILLIONS OF DOLLARS)
  Deferred plant costs-- net............................................   $     536      $            $    536
  Recoverable project costs-- net.......................................          55                         55
  Regulatory tax asset-- net............................................         418                        418
  Unamortized loss on reacquired debt...................................         140                        140
  Fuel-related debits/credits-- net.....................................         (15)                       (15)
  Other deferred debits.................................................          54            12           66
                                                                           ---------      --------     --------
            Total.......................................................   $   1,188      $     12     $  1,200
                                                                           ---------      --------     --------

     If, as a result of changes in regulation or competition, the Company's and Resources' ability to recover these assets and liabilities would not be assured, then pursuant to SFAS No. 101, "Accounting for the Discontinuation of Application of SFAS No. 71" (SFAS No. 101) and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), the Company and Resources would be required to write off or write down such regulatory assets and liabilities, unless some form of transition cost recovery continues through rates established and collected for their remaining regulated operations. In addition, the Company and Resources would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets. In order to reduce exposure to potentially stranded costs related to generation assets, Electric Operations redirected $195 million of depreciation in 1998 from transmission, distribution and general plant assets to generation assets. Such redirection is in accordance with the Company's transition to competition plan (Transition Plan) described in
Note 1(f). If Electric Operations was required to apply SFAS No. 101 to the generation portion of its business only, the cumulative amount of redirected depreciation of $195 million would become a regulatory asset of the transmission and distribution portion of its business.

     Effective January 1, 1996, the Company and Resources adopted SFAS No. 121. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of the standard did not result in a write-down of the carrying amount of any asset on the books of the Company or Resources.

     In July 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on Issue No. 97-4, "Deregulation of the Pricing of Electricity -- Issues Related to the Application of FASB Statements No. 71, Accounting for the Effects of Certain Types of Regulation, and No. 101, Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (EITF 97-4). EITF 97-4 concluded that the application of SFAS No. 71 to a segment which is subject to a deregulation plan should cease when the legislation and enabling rate order contain sufficient detail for the utility to reasonably determine how the plan will affect the segment to be deregulated. In addition, EITF 97-4 requires the regulatory assets and liabilities to be allocated to the applicable portion of the electric utility from which the source of the regulated cash flows will be derived. As a part of the Transition Plan, the Company has agreed to support future legislation providing for retail customer choice and other provisions consistent with those in the 1997 proposed Texas legislation. At this time, the Company is unable to make any predictions as to the details of legislation being considered by the Texas legislature or the likelihood that such legislation will ultimately be enacted. Although the Company has determined that no impairment loss or write-offs of regulatory assets or carrying costs of plant and inventory assets need to be recognized for applicable assets of Electric Operations as of December 31, 1998, this conclusion may change in the future (i) as competition influences wholesale and retail pricing in the electric utility industry, (ii) depending on regulatory action, if any and (iii) depending on legislation, if any, that is passed.

(f) Depreciation and Amortization Expense.

    The Company's consolidated depreciation expense for 1998 was $548 million compared to $475 million for 1997 and $410 million for 1996.

    In June 1998, the Public Utility Commission of Texas (Texas Utility Commission) issued an order approving the Transition Plan filed by Electric Operations in December 1997. In order to reduce Electric Operations' exposure to potentially stranded costs related to generation assets, the Transition Plan permits the redirection to generation assets of depreciation expense that Electric Operations otherwise would apply to transmission, distribution and general plant assets. In addition, the Transition Plan provides that all earnings above a 9.844% overall annual rate of return on invested capital be used to recover Electric Operations' investment in generation assets. Electric Operations implemented the Transition Plan effective January 1, 1998 and pursuant to its terms, recorded an aggregate of $194 million in additional depreciation and $195 million in redirected depreciation in 1998.

    The Company's depreciation and amortization expenses included $50 million of additional depreciation relating to the South Texas Project Electric Generating Station (South Texas Project) in both 1997 and 1996 and goodwill amortization relating to the acquisition of Resources of $55 million in 1998 and $22 million in 1997. For additional information regarding the operation of goodwill in connection with the Merger, see Note 1(b) above. The depreciation expense recorded for the South Texas Project was made pursuant to the terms of the Company's 1995 rate case settlement (1995 Rate Case Settlement), which permitted the Company to write down as much as $50 million per year of its investment in the South Texas Project through December 31, 1999. These write-downs are treated under the 1995 Rate Case Settlement as reasonable and necessary expenses for purposes of any future earnings reviews or other proceedings.

    In 1998, 1997 and 1996, the Company, as permitted by the 1995 Rate Case Settlement, also amortized $4 million, $66 million and $50 million (pre-tax), respectively, of its $153 million investment in certain lignite reserves associated with a canceled generating station. The Company's remaining investment in the canceled generating station and certain lignite reserves will be amortized fully no later than December 31, 2002.

(n)  Investments in Time Warner Securities.

     The Company owns 11 million shares of non-publicly traded Time Warner convertible preferred stock (TW Preferred). The TW Preferred is redeemable after July 6, 2000, has an aggregate liquidation preference of $100 per share (plus accrued and unpaid dividends), is entitled to annual dividends of $3.75 per share until July 6, 1999, is currently convertible by the Company and after July 6, 1999 is exchangeable by Time Warner into approximately 45.8 million shares of Time Warner common stock (TW Common). Each share of TW Preferred is entitled to two votes (voting together with the holders of the TW Common as a single class).

     The Company has accounted for its investment in TW Preferred under the cost method at a value of $990 million on the Company's Consolidated Balance Sheets. Dividends on these securities are recognized as income at the time they are earned. The Company recorded pre-tax dividend income with respect to the Time Warner securities of $41.3 million in 1998 and 1997 and $41.6 million in 1996.

     To monetize its investment in the TW Preferred, the Company sold in July 1997, 22.9 million of ACES. At maturity in July 2000, the principal amount of the ACES will be mandatorily exchangeable by the Company into either (i) a number of shares of TW Common based on an exchange rate or (ii) cash having an equal value. Subject to adjustments that may result from certain dilution events, the exchange rate for each ACES is determined as follows: (i) 1.6528 shares of TW Common if the price of TW Common at maturity (Maturity Price) is at least $27.7922 per share, (ii) a fractional share of TW Common such that the fractional share will have a value equal to $22.96875 if the Maturity Price is less than $27.7922 but greater than $22.96875 and (iii) one share of TW Common if the Maturity Price is not more than $22.96875. The closing price of TW Common was $62.062 per share on December 31, 1998.

     Prior to maturity, the Company has the option of redeeming the ACES if (i) changes in federal tax regulations require recognition of a taxable gain on the Company's TW Preferred and (ii) the Company could defer such gain by redeeming the ACES. The redemption price is 105% of the closing sales price of the ACES as determined over a period prior to the redemption notice. The redemption price may be paid in cash or in shares of TW Common or a combination of the two.

     As a result of the issuance of the ACES, a portion of the increase in the market value above $27.7922 per share of TW Common results in non-cash, unrealized accounting losses to the Company for the ACES, pending the conversion of the Company's TW Preferred into TW Common. For example, prior to the conversion, when the market price of TW Common increases above $27.7922, the Company records in Other Income (Expense) an unrealized, non-cash accounting loss for the ACES equal to (i) the aggregate amount of such increase as applicable to all ACES multiplied by (ii) 0.8264. In accordance with generally accepted accounting principles, this accounting loss (which reflects the unrealized increase in the Company's indebtedness with respect to the ACES) may not be offset by accounting recognition of the increase in the market value of the TW Common that underlies the TW Preferred. Upon conversion of the TW Preferred (anticipated to occur in July 1999), the Company will begin recording future unrealized net changes in the market prices of the TW Common and the ACES as a component of common stock equity and other comprehensive income.

     As of December 31, 1998 and 1997, the market price of TW Common was $62.062 and $31.00 per share, respectively. Accordingly, the Company recognized an increase of $1.2 billion in 1998 and $121 million in 1997 in the unrealized liability relating to its ACES indebtedness (which resulted in an after-tax earnings reduction of $764 million or $2.69 basic earnings per share and $79 million or $.31 basic earnings per share, respectively). The Company believes that the cumulative unrealized loss for the ACES of approximately $1.3 billion is more than economically hedged by the approximately $1.8 billion unrecorded unrealized gain at December 31, 1998 relating to the increase in the fair value of the TW Common underlying the investment in TW Preferred since the date of its acquisition. Any gain related to the increase in fair value of TW Common would be recognized as a component of net income upon the sale of the TW Preferred or the shares of TW Common into which such TW Preferred is converted. As of March 11, 1999, the price of TW Common was $70.75 per share which would have resulted in the Company recognizing an additional increase of $329 million in the unrealized liability relating to its ACES indebtedness. The related unrecorded unrealized gain as of March 11, 1999 would have been computed as an additional $398 million.

(p)  Foreign Currency Adjustments

     International assets and liabilities where the local currency is the functional currency, have been translated into U.S. dollars using the exchange rate at the balance sheet date. Revenues, expenses, gains, and losses have been translated using the weighted average exchange rate for each month prevailing during the periods reported. Cumulative adjustments resulting from translation have been recorded in stockholders' equity and other comprehensive income. When the U.S. dollar is the functional currency, the financial statements of International are remeasured in U.S. dollars using historical exchange rates for non-monetary accounts and the current rate at the respective balance sheet date and the weighted average exchange rate for all other balance sheet and income statement accounts, respectively. All exchange gains and losses from remeasurement and foreign currency transactions are included in consolidated net income. However, fluctuations in foreign currency exchange rates relative to the U.S. dollar can have an impact on the reported equity earnings of the Company's foreign investments. For additional information about the Company's investments in unconsolidated affiliates, see Note 5. For additional information about the Company's investments in Brazil and the devaluation of the Brazilian real in January 1999, see Note 16(a).

(r)  Change in Accounting Principle.

     In the fourth quarter of 1998, the Company adopted mark-to-market accounting for all of the energy price risk management and trading activities of Reliant Energy Services. Under mark-to-market accounting, the Company records the fair value of energy-related derivative financial instruments, including physical forward contracts, swaps, options and exchange-traded futures contracts at each balance sheet date. Such amounts are recorded in the Company's Consolidated Balance Sheet as price risk management assets, price risk management liabilities, deferred debits and deferred liabilities. The realized and unrealized gains (losses) are recorded as a component of operating revenues in the Company's Consolidated Statements of Income. The Company has applied mark-to-market accounting retroactively to January 1, 1998. This change was made in order to adopt a generally accepted accounting methodology that provided consistency between financial reporting and the methodology used in all reported periods by the Company in managing its trading activities. There was no material cumulative effect resulting from the accounting change.

     The Company will adopt Emerging Issues Task Force Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" in the first quarter of 1999 for Reliant Energy Services' trading activities. The Company does not expect the implementation of EITF Issue 98-10 to be material to its consolidated financial statements.

(2)  DERIVATIVE FINANCIAL INSTRUMENTS

(a)  Price Risk Management and Trading Activities.

     The Company, through Reliant Energy Services, offers energy price risk management services primarily in the natural gas, electric and crude oil and refined product industries. Reliant Energy Services provides these services by utilizing, a variety of derivative financial instruments, including fixed and variable-priced physical forward contracts, fixed-price swap agreements, variable-price swap agreements, exchange-traded energy futures and option contracts, and swaps and options traded in the over-the-counter financial markets (Trading Derivatives). Fixed-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between a fixed and variable price for the commodity. Variable-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between industry pricing publications or exchange quotations.

     Prior to 1998, Reliant Energy Services applied hedge accounting to certain physical commodity activities that qualified for hedge accounting. In 1998, Reliant Energy Services adopted mark-to-market accounting for all of its price risk management and trading activities. Accordingly, as of such date such Trading Derivatives are recorded at fair value with realized and unrealized gains (losses) recorded as a component of operating revenues in the Company's Consolidated Statements of Income. The recognized, unrealized balance is recorded as price risk management assets/liabilities and deferred debits/credits on the Company's Consolidated Balance Sheets (See Note 1(r)).

     The notional quantities, maximum terms and the estimated fair value of Trading Derivatives at December 31, 1998 are presented below (volumes in billions of British thermal units equivalent (BBtue) and dollars in millions):

                                                                                    VOLUME-FIXED
                                                                   VOLUME-FIXED        PRICE           MAXIMUM
  1998                                                             PRICE PAYOR        RECEIVER       TERM (YEARS)
  ----                                                             -----------        --------       ------------
  Natural gas..................................................       937,264          977,293             9
  Electricity..................................................       122,950          124,878             3
  Crude oil and products.......................................       205,499          204,223             3

                                                                                                AVERAGE FAIR
                                                                     FAIR VALUE                  VALUE (a)
                                                                ----------------------      ----------------------
  1998                                                          ASSETS     LIABILITIES      ASSETS     LIABILITIES
  ----                                                          ------     -----------      ------     -----------
  Natural gas..............................................     $  224     $       213      $  124     $       108
  Electricity..............................................         34              33         186             186
  Crude oil and products...................................         29              23          21              17
                                                                ------     -----------      ------     -----------
                                                                $  287     $       269      $  331     $       311
                                                                ======     ===========      ======     ===========


     The notional quantities, maximum terms and the estimated fair value of derivative financial instruments at December 31, 1997 are presented below (volumes in BBtue and dollars in millions):

                                                                                    VOLUME-FIXED
                                                                   VOLUME-FIXED        PRICE           MAXIMUM
  1997                                                             PRICE PAYOR        RECEIVER       TERM (YEARS)
  ----                                                             -----------        --------       ------------
  Natural gas..................................................        85,701           64,890             4
  Electricity..................................................        40,511           42,976             1

                                                                                                AVERAGE FAIR
                                                                     FAIR VALUE                  VALUE (a)
                                                                ----------------------      ----------------------
  1997                                                          ASSETS     LIABILITIES      ASSETS     LIABILITIES
  ----                                                          ------     -----------      ------     -----------
  Natural gas..............................................     $   46     $        39      $   56     $        48
  Electricity..............................................          6               6           3               2
                                                                ------     -----------      ------     -----------
                                                                $   52     $        45      $   59     $        50
                                                                ======     ===========      ======     ===========

---------
(a)  Computed using the ending balance of each month.

     In addition to the fixed-price notional volumes above, Reliant Energy Services also has variable-priced agreements, as discussed above, totaling 1,702,977 and 101,465 BBtue as of December 31, 1998 and 1997, respectively. Notional amounts reflect the volume of transactions but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure the Company's exposure to market or credit risks.

     All of the fair value shown in the table above at December 31, 1998 and substantially all of the fair value at December 31, 1997 have been recognized in income. The fair value as of December 31, 1998 and 1997 was estimated using quoted prices where available and considering the liquidity of the market for the Trading Derivatives. The prices are subject to significant changes based on changing market conditions.

     At December 31, 1998, $22 million of the fair value of the assets and $41 million of the fair value of the liabilities are recorded as long-term on deferred debits and deferred credits, respectively on the Company's Consolidated Balance Sheets.

     The weighted-average term of the trading portfolio, based on volumes, is less than one year. The maximum and average terms disclosed herein are not indicative of likely future cash flows, as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and the Company's risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

     In addition to the risk associated with price movements, credit risk is also inherent in the Company and its subsidiaries' risk management activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. The following table shows the composition of the total price risk management assets of Reliant Energy Services as of December 31, 1998.

                                                            INVESTMENT
                                                             GRADE (1)             TOTAL
                                                           ---------------------------------
                                                                  (Thousands of Dollars)
                                                           ------------         ------------
Energy marketers.......................................    $    102,458         $    123,779
Financial institutions.................................          61,572               61,572
Gas and electric utilities.............................          46,880               48,015
Oil and gas producers..................................           7,197                8,323
Industrials............................................           1,807                3,233
Independent power producers............................           1,452                1,463
Others.................................................          45,421               46,696
                                                           ------------         ------------
     Total.............................................    $    266,787         $    293,081
                                                           ============
Credit and other reserves..............................                               (6,464)
                                                                                ------------

Energy price risk management assets (2)................                         $    286,617
                                                                                ============

---------

(1) "Investment Grade" is primarily determined using publicly available credit ratings along with the consideration of credit support (e.g., parent company guarantees) and collateral, which encompass cash and standby letters of credit.

(2) The Company has credit risk exposure with respect to two investment grade customers, each of which represents an amount greater than 5% but less than 10% of Price Risk Management Assets.

(b)  Non-Trading Activities.

     To reduce the risk from market fluctuations in the price of electric power, natural gas and related transportation, the Company, Resources and certain of its subsidiaries enter into futures transactions, swaps and options (Energy Derivatives) in order to hedge certain natural gas in storage, as well as certain expected purchases, sales and transportation of natural gas and electric power (a portion of which are firm commitments at the inception of the hedge). Energy Derivatives are also utilized to fix the price of compressor fuel or other future operational gas requirements, although usage to date for this purpose has not been material. The Company applies hedge accounting with respect to its derivative financial instruments.

     Certain subsidiaries of the Company also utilize interest-rate derivatives (principally interest-rate swaps) in order to adjust the portion of its overall borrowings which are subject to interest rate risk and also utilize such derivatives to effectively fix the interest rate on debt expected to be issued for refunding purposes.

     For transactions involving either Energy Derivatives or interest-rate derivatives, hedge accounting is applied only if the derivative (i) reduces the price risk of the underlying hedged item and (ii) is designated as a hedge at its inception. Additionally, the derivatives must be expected to result in financial impacts which are inversely correlated to those of the item(s) to be hedged. This correlation (a measure of hedge effectiveness) is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of correlation of at least 80% for hedge designation. If and when correlation ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied.

     In the case of interest-rate swaps associated with existing obligations, cash flows and expenses associated with the interest-rate derivative transactions are matched with the cash flows and interest expense of the obligation being hedged, resulting in an adjustment to the effective interest rate. When interest rate swaps are utilized to effectively fix the interest rate for an anticipated debt issuance, changes in the market value of the interest-rate derivatives are deferred and recognized as an adjustment to the effective interest rate on the newly issued debt.

     Unrealized changes in the market value of Energy Derivatives utilized as hedges are not generally recognized in the Company's Consolidated Statements of Income until the underlying hedged transaction occurs. Once it becomes probable that an anticipated transaction will not occur, deferred gains and losses are recognized. In general, the financial impact of transactions involving these Energy Derivatives is included in the Company's Statements of Consolidated Income under the captions (i) fuel expenses, in the case of natural gas transactions and (ii) purchased power, in the case of electric power transactions. Cash flows resulting from these transactions in Energy Derivatives are included in the Company's Statements of Consolidated Cash Flows in the same category as the item being hedged.

     At December 31, 1998, subsidiaries of Resources were fixed-price payors and fixed-price receivers in Energy Derivatives covering 42,498 billion British thermal units (Bbtu) and 3,930 BBtu of natural gas, respectively. At December 31, 1997, subsidiaries of Resources were fixed-price payors and fixed-price receivers in Energy Derivatives covering 38,754 BBtu and 7,647 BBtu of natural gas, respectively. Also, at December 31, 1998 and 1997, subsidiaries of Resources were parties to variable-priced Energy Derivatives totaling 21,437 Bbtu and 3,630 BBtu of natural gas, respectively. The weighted average maturity of these instruments is less than one year.

     The notional amount is intended to be indicative of the Company's and its subsidiaries' level of activity in such derivatives, although the amounts at risk are significantly smaller because, in view of the price movement correlation required for hedge accounting, changes in the market value of these derivatives generally are offset by changes in the value associated with the underlying physical transactions or in other derivatives. When Energy Derivatives are closed out in advance of the underlying commitment or anticipated transaction, however, the market value changes may not offset due to the fact that price movement correlation ceases to exist when the positions are closed, as further discussed below. Under such circumstances, gains (losses) are deferred and recognized as a component of income when the underlying hedged item is recognized in income.

     The average maturity discussed above and the fair value discussed in Note 13 are not necessarily indicative of likely future cash flows as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and the Company's risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

(c)  Trading and Non-trading -- General Policy.

     In addition to the risk associated with price movements, credit risk is also inherent in the Company's and its subsidiaries' risk management activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. While as yet the Company and its subsidiaries have experienced only minor losses due to the credit risk associated with these arrangements, the Company has off-balance sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such contract. In order to minimize this risk, the Company and/or its subsidiaries, as the case may be, enter into such contracts primarily with those counterparties with a minimum Standard & Poor's or Moody's rating of BBB- or Baa3, respectively. For long-term arrangements, the Company and its subsidiaries periodically review the financial condition of such firms in addition to monitoring the effectiveness of these financial contracts in achieving the Company's objectives. Should the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise or obtain compensatory damages in lieu thereof. The Company might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then- current market prices. In such event, the Company might incur additional loss to the extent of amounts, if any, already paid to the counterparties. In view of its criteria for selecting counterparties, its process for monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, the Company believes that the risk of incurring a significant financial statement loss due to the non-performance of counterparties to these transactions is minimal.

     The Company's policies prohibit the use of leveraged financial instruments.

     The Company has established a Corporate Risk Oversight Committee, comprised of corporate and business segment officers, to oversee all corporate price and credit risks, including Reliant Energy Services' trading, marketing and risk management activities. The Corporate Risk Oversight Committee's responsibilities include reviewing the Company's and its subsidiaries' hedging, trading and price risk management strategies, activities and limits and monitoring to ensure compliance with the Company's risk management policies and procedures and trading limits established by the Company's board of directors.

(3)  RATE MATTERS

(a)  Electric Proceedings.

     The Texas Utility Commission has original (or in some cases appellate) jurisdiction over Electric Operations' electric rates and services. Texas Utility Commission orders may be appealed to a District Court in Travis County, and from that court's decision an appeal may be taken to the Court of Appeals for the 3rd District at Austin (Austin Court of Appeals). Discretionary review by the Supreme Court of Texas may be sought from decisions of the Austin Court of Appeals. In the event that the courts ultimately reverse actions of the Texas Utility Commission, such matters are remanded to the Texas Utility Commission for action in light of the courts' orders.

(b)  Transition Plan.

     In June 1998, the Texas Utility Commission issued an order in Docket No. 18465 approving the Company's Transition Plan filed by Electric Operations in December 1997. The Transition Plan included base rate credits to residential customers of 4% in 1998 and an additional 2% in 1999. Commercial customers whose monthly billing is 1,000 kva or less are entitled to receive base rate credits of 2% in each of 1998 and 1999. The Company implemented the Transition Plan effective January 1, 1998.

     For information about additional depreciation of generation assets and redirecting depreciation pursuant to the Transition Plan, see Note 1(f).

     Review of the Texas Utility Commission's order in Docket No. 18465 is currently pending before the Travis County District Court. In August 1998, the Office of the Attorney General for the State of Texas and a Texas municipality filed an appeal seeking, among other things, to reverse the portion of the Texas Utility Commission's order relating to the redirection of depreciation expenses under the Transition Plan. Because of the number of variables that can affect the ultimate resolution of an appeal of Commission orders, the Company is not in a position at this time to predict the outcome of this matter or the ultimate effect that adverse action by the courts could have on the Company.

(4)  JOINTLY OWNED ELECTRIC UTILITY PLANT

(a)  Investment in South Texas Project.

     The Company has a 30.8% interest in the South Texas Project, which consists of two 1,250 megawatt (MW) nuclear generating units and bears a corresponding 30.8% share of capital and operating costs associated with the project. As of December 31, 1998, the Company's investment in the South Texas Project (including AFUDC) was $1.4 billion (net of $1.1 billion accumulated depreciation). The Company's investment in nuclear fuel (including AFUDC) was $41 million (net of $230 million amortization) as of such date.

     The South Texas Project is owned as a tenancy in common among its four co-owners, with each owner retaining its undivided ownership interest in the two nuclear-fueled generating units and the electrical output from those units. The four co-owners have delegated management and operation responsibility for the South Texas Project to the South Texas Nuclear Operating Company (STPNOC). STPNOC is managed by a board of directors comprised of one director from each of the four owners, along with the chief executive officer of STPNOC. The four owners provide oversight through an owners' committee comprised of representatives of each of the owners and through the board of directors of STPNOC. Prior to November 1997, the Company was the operator of the South Texas Project.

(b)  Nuclear Insurance.

     The Company and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses. This coverage consists of $500 million in primary property damage insurance and excess property insurance in the amount of $2.25 billion. With respect to excess property insurance, the Company and the other owners of the South Texas Project are subject to assessments, the maximum aggregate assessment under current policies being $16.5 million during any one policy year. The application of the proceeds of such property insurance is subject to the priorities established by the Nuclear Regulatory Commission (NRC) regulations relating to the safety of licensed reactors and decontamination operations.

     Pursuant to the Price Anderson Act, the maximum liability to the public of owners of nuclear power plants, such as the South Texas Project, was $9.145 billion as of December 31, 1998. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations by maintaining the maximum amount of financial protection available from private sources and by maintaining secondary financial protection through an industry retrospective rating plan. The assessment of deferred premiums provided by the plan for each nuclear incident is up to $83.9 million per reactor, subject to indexing for inflation, a possible 5% surcharge (but no more than $10 million per reactor per incident in any one year) and a 3% state premium tax. The Company and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

     There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on the Company's financial condition, results of operations and cash flows.

(c)  Nuclear Decommissioning.

     The Company contributes $14.8 million per year to a trust established to fund its share of the decommissioning costs for the South Texas Project. For a discussion of the accounting treatment for the securities held in the Company's nuclear decommissioning trust, see Note 1(o). In May 1994, an outside consultant estimated the Company's portion of decommissioning costs to be approximately $318 million (1994 dollars). The consultant's calculation of decommissioning costs for financial planning purposes used the DECON methodology (prompt removal/dismantling), one of the three alternatives acceptable to the NRC and assumed deactivation of Units Nos. 1 and 2 upon the expiration of their 40-year operating licenses. While the current and projected funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning, changes in regulatory and accounting requirements, changes in technology and changes in costs of labor, materials and equipment. An update of the 1994 study is in the process of being completed.

(d)  Assessment Fees for Spent Fuel Disposal and Enrichment and Decommissioning.

     By contract, the United States Department of Energy (DOE) has committed itself ultimately to take possession of all spent fuel generated by the South Texas Project. The DOE contract currently requires payment of a spent fuel disposal fee on nuclear plant-generated electricity of one mill (one-tenth of a cent) per net KWH sold. This fee is subject to adjustment to ensure full cost recovery by the DOE. The Energy Policy Act also includes a provision that assesses a fee upon domestic utilities that purchased nuclear fuel enrichment services from the DOE before October 24, 1992. The South Texas Project's assessment is approximately $2 million per year (subject to escalation for inflation). The Company has a remaining estimated liability of $5 million for such assessments.

(e)  1996 Settlement of South Texas Project Litigation.

     In 1996, the Company recorded an aggregate $95 million ($62 million net of tax) charge in connection with various settlements of lawsuits filed by co-owners of the South Texas Project. For information about the execution of an operations agreement with the City of San Antonio in connection with one of these settlements, see Note 12(c).

(5)  EQUITY INVESTMENTS AND ADVANCES TO UNCONSOLIDATED SUBSIDIARIES

     The Company accounts for affiliate investments of its subsidiaries under the equity method of accounting where (i) the subsidiary's ownership interest in the affiliate ranges from 20% to 50%, (ii) the ownership interest is less than 20% but the subsidiary exercises significant influence over operating and financial policies of such affiliate or (iii) the subsidiary's ownership interest in the affiliate exceeds 50% but the subsidiary does not exercise control over the affiliate.

     The Company's and its subsidiaries' equity investments and advances in unconsolidated subsidiaries at December 31, 1998 and 1997 were $1 billion and $704 million, respectively. The Company's and its subsidiaries' equity income from these investments, included in International revenues and other net income, was $71 million, $49 million and $17 million in 1998, 1997 and 1996, respectively. Dividends received from the investments amounted to $44 million and $46 million in 1998 and 1997, respectively. No dividends were received from these investments in 1996.


(a)  International.

     In April 1998, Light ServiHos de Eletricidade S.A. (Light), a
Brazilian corporation in which Reliant Energy International, Inc. (Reliant Energy International) indirectly owns an 11.69% common stock interest, purchased 74.88% of the common stock of Metropolitana Eletricidade de Sao Paulo S.A. (Metropolitana), an electric distribution company that serves the metropolitan area of Sao Paulo, Brazil. The purchase price for the shares was approximately $1.8 billion and was financed with proceeds from bank borrowings. As of December 31, 1998, Light and Metropolitana had approximately $3.2 billion in non-local currency denominated borrowings. For information regarding foreign currency adjustments, see Note 1(p). For information about the devaluation of the Brazilian real in January 1999, see Note 16(a).

     In May 1997, Reliant Energy International increased its indirect ownership interest in an Argentine electric utility from 48% to 63%. The purchase price of the additional interest was $28 million.

     On June 30, 1998, Reliant Energy International sold its 63% ownership interest in an Argentine affiliate and certain related assets for approximately $243 million. Reliant Energy International acquired its initial ownership interests in the electric utility in 1992. The Company recorded an $80 million after-tax gain from this sale in the second quarter of 1998.

     In 1998, a subsidiary of Reliant Energy International acquired for approximately $150 million, equity interests (currently ranging from approximately 36% to 45%) in three electric distribution systems located in El Salvador. Corporacion EDC S.A.C.A. (CEDC), Reliant Energy International's partner in this venture, acquired majority interests in the systems when they were privatized in early 1998. On June 30, 1998, CEDC closed on the sale of approximately half of its interests in the systems to a subsidiary of Reliant Energy International.

     In August 1998, Reliant Energy International and CEDC jointly acquired, through subsidiaries, 65% of the stock of two Colombian electric distribution companies, Electricaribe and Electrocosta. The shares of these companies are indirectly held by an offshore holding company jointly owned by special purpose subsidiaries of CEDC and Reliant Energy International.

     The purchase price for the joint investment in Electricaribe and Electrocosta was approximately $522 million, excluding transaction costs. The purchase price was funded with capital contributions from Reliant Energy International and CEDC and a U.S. $200 million loan obtained by the holding company from a United States bank. A $100 million advance on the loan was obtained in October 1998 with subsequent advances of $25 million and $75 million obtained in December 1998 and January 1999, respectively. The loan will mature on October 31, 2003. Reliant Energy International funded its capital contributions with a portion of the proceeds from the sale of the Argentine affiliate discussed above and capital contributions from the Company. Under the terms of a support agreement, Reliant Energy International and CEDC have agreed, among other things, to repurchase up to U.S. $50 million of the loan from the bank to the extent that the bank is unable to syndicate that portion of the loan to other banks on or prior to June 15, 1999.

     In June 1997, a consortium of investors which included a subsidiary of Reliant Energy International, acquired for $496 million a 56.7% controlling ownership interest in Empresa de Energia del Pacifico S.A.E.S.P. (EPSA), an electric utility system serving the Valle de Cauca province of Colombia, including the area surrounding the city of Cali. Reliant Energy International contributed $152 million of the purchase price for a 28.35% ownership interest in EPSA. In addition to its distribution facilities, EPSA owns 850 MW of electric generation capacity.

     Reliant Energy International has accounted for these transactions under purchase accounting and has recorded its investments and its interest in the affiliates' earnings after the acquisition dates using the equity method. The purchase prices were allocated, on a preliminary basis, using the estimated fair market values of the assets acquired and the liabilities assumed as of the dates of acquisition. The differences between the amounts paid and the underlying fair values of the net assets acquired are being amortized as a component of earnings attributable to unconsolidated affiliates over the estimated lives of the projects ranging from 30 to 40 years. Purchase price adjustments to fixed assets are being amortized over the underlying assets' estimated useful lives.

(b) Combined Financial Statement Data of Equity Investments and Advances to Unconsolidated Subsidiaries.

     The following table sets forth certain summarized financial information of the Company's unconsolidated affiliates as of December 31, 1998 and 1997 and for the years then ended or periods from the respective affiliates' acquisition date through December 31, 1998, 1997 and 1996, if shorter:

                                                     YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------------------
                                           1998                 1997                  1996
                                    ----------------     ----------------     ----------------
                                                           ($ IN THOUSANDS)
Income Statement:
   Revenues.......................  $      2,449,335     $      2,011,927     $        994,743
   Operating Expenses.............         1,762,166            1,460,248              768,993
   Net Income.....................           514,005              403,323              149,038


                                             YEAR ENDED DECEMBER 31,
                                     -------------------------------------
                                            1998                  1997
                                     ----------------     ----------------
                                                 ($ IN THOUSANDS)
Balance Sheet:
   Current Assets................... $      1,841,857     $        726,997
   Noncurrent Assets................       13,643,747            5,791,858
   Current Liabilities..............        4,074,603              566,596
   Noncurrent Liabilities...........        6,284,821            1,398,385
   Owner's Equity...................        5,126,180            4,553,874

(8)  LONG-TERM DEBT AND SHORT-TERM BORROWINGS

(c)  FinanceCo and FinanceCo II Credit Facilities.

     In August 1997, a limited partnership special purpose subsidiary of the Company (FinanceCo) established a five-year, $1.644 billion revolving credit facility (FinanceCo Facility). The FinanceCo Facility supported $1.360 billion in commercial paper borrowings by FinanceCo at December 31, 1998 recorded as notes payable on the Company's Consolidated Balance Sheet. The weighted average interest rate of these borrowings was 5.88% at December 31, 1998, and 6.15% at December 31, 1997.

     Borrowings under the FinanceCo Facility bear interest at a rate based upon the London interbank offered rate (LIBOR) plus a margin, a base rate or at a rate determined through a bidding process. The FinanceCo Facility may be used
(i) to support the issuance of commercial paper or other short-term indebtedness of FinanceCo, (ii) subject to certain limitations, to finance purchases of Company common stock and (iii) subject to certain limitations, to provide funds for general purposes of FinanceCo, including the making of intercompany loans to, or securing letters of credit for the benefit of, FinanceCo's affiliates.

     The FinanceCo Facility requires the Company to maintain a ratio of consolidated indebtedness for borrowed money to consolidated capitalization (as defined) that does not exceed 0.65:1.00. The FinanceCo Facility also contains restrictions applicable to the Company and certain of its subsidiaries with respect to, among other things, (i) liens, (ii) consolidations, mergers and dispositions of assets, (iii) dividends and purchases of common stock, (iv) certain types of investments and (v) certain changes in its business. The FinanceCo Facility contains customary covenants and default provisions applicable to FinanceCo and its subsidiaries, including limitations on, among other things, additional indebtedness (other than certain permitted indebtedness), liens and certain investments or loans.

     Subject to certain conditions and limitations, the Company is required to make cash payments from time to time to FinanceCo from excess cash flow (as defined in the FinanceCo Facility) to the extent necessary to enable FinanceCo to meet its financial obligations. At December 31, 1998, commercial paper supported by the FinanceCo Facility was secured by pledges of (i) all of the limited and general partner interests of FinanceCo, (ii) the Series B Preference Stock and (iii) certain intercompany notes held by FinanceCo. The obligations under the FinanceCo Facility are not secured by the utility assets of the Company or Resources or by the Company's investment in Time Warner securities.

     In March 1998, a limited partnership special purpose subsidiary of the Company (FinanceCo II) executed a $150 million credit agreement (FinanceCo II Facility) which terminated March 2, 1999. Proceeds from $150 million of borrowings under the FinanceCo II Facility were used to fund a portion of the April 1998 purchase by Reliant Energy Power Generation, Inc. (Power Generation) of four electric generation plants. Borrowings under the FinanceCo II Facility bore interest at LIBOR-based and negotiated rates. At December 31, 1998, FinanceCo II had $150 million of borrowings under this facility at an interest rate of 5.75%. In March 1999, the $150 million of borrowings under the FinanceCo II facility were paid at maturity with borrowings under the FinanceCo facility.

(d)  Company Credit Facility.

     The Company meets its short-term financing needs primarily through sales of commercial paper supported by a $200 million revolving credit facility. Borrowings under the facility are unsecured and a facility fee is paid. At December 31, 1998, there was no outstanding commercial paper and there were no outstanding borrowings under the bank facility.

(9)  TRUST SECURITIES

(a)  Company.

     In February 1997, two Delaware statutory business trusts (Reliant Trusts) established by the Company issued (i) $250 million of preferred securities and
(ii) $100 million of capital securities, respectively. The preferred securities have a distribution rate of 8.125% payable quarterly in arrears, a stated liquidation amount of $25 per preferred security and must be redeemed by March 2046. The capital securities have a distribution rate of 8.257% payable quarterly in arrears, a stated liquidation amount of $1,000 per capital security and must be redeemed by February 2037.

     The Reliant Trusts sold the preferred and capital securities to the public and used the proceeds to purchase $350 million aggregate principal amount of subordinated debentures (Debentures) from the Company having interest rates corresponding to the distribution rates of the securities and maturity dates corresponding to the mandatory redemption dates of the securities. The Reliant Trusts are accounted for as wholly owned consolidated subsidiaries of the Company. The Debentures represent the Reliant Trusts' sole assets and its entire operations. The Company has fully and unconditionally guaranteed, on a subordinated basis, each Trust's obligations, including the payment of distributions and all other payments due with respect to the respective preferred and capital securities. The preferred and capital securities are mandatorily redeemable upon the repayment of the related Debentures at their stated maturity or earlier redemption.

     Subject to certain limitations, the Company has the option of deferring payments of interest on the Debentures held by the Reliant Trusts. If and for as long as interest payments on the Debentures have been deferred, or an event of default under the indenture relating thereto has occurred and is continuing, the Company may not pay dividends on its capital stock. As of December 31, 1998, no interest payments on the Debentures had been deferred.

(12) COMMITMENTS AND CONTINGENCIES

(a)  Commitments.

     The Company has various commitments for capital expenditures, fuel, purchased power, cooling water and operating leases. Commitments in connection with Electric Operations' capital program are generally revocable by the Company, subject to reimbursement to manufacturers for expenditures incurred or other cancellation penalties. The Company's and its subsidiaries' other commitments have various quantity requirements and durations. However, if these requirements could not be met, various alternatives are available to mitigate the cost associated with the contracts' commitments.

(b)  Fuel and Purchased Power.

     The Company is a party to several long-term coal, lignite and natural gas contracts which have various quantity requirements and durations. Minimum payment obligations for coal and transportation agreements are approximately $210 million in 1999, $187 million in 2000 and $188 million in 2001. Additionally, minimum payment obligations for lignite mining and lease agreements are approximately $9 million for 1999, $10 million for 2000 and $10 million for 2001. Minimum payment obligations for both natural gas purchase and storage contracts associated with Electric Operations are approximately $10 million in 1999, $9 million in 2000 and $9 million in 2001.

     The Company also has commitments to purchase firm capacity from two cogenerators totaling approximately $22 million in both 1999 and 2000. Texas Utility Commission rules currently allow recovery of these costs through Electric Operations' base rates for electric service and additionally authorize the Company to charge or credit customers through a purchased power cost recovery factor for any variation in actual purchased power costs from the cost utilized to determine its base rates. In the event that the Texas Utility Commission, at some future date, does not allow recovery through rates of any amount of purchased power payments, these two firm capacity contracts contain provisions allowing the Company to suspend or reduce payments and seek repayment for amounts disallowed. Both of these firm capacity contracts have initial terms ending March 31, 2005.

(c)  Operations Agreement with City of San Antonio.

     As part of the 1996 settlement of certain litigation claims asserted by the City of San Antonio with respect to the South Texas Project, the Company entered into a 10-year joint operations agreement under which the Company and the City of San Antonio, acting through the City Public Service Board of San Antonio
(CPS), share savings resulting from the joint dispatching of their respective generating assets in order to take advantage of each system's lower cost resources. Under the terms of the joint operations agreement entered into between CPS and Electric Operations, the Company has guaranteed CPS minimum annual savings of $10 million and a minimum cumulative savings of $150 million over the 10-year term of the agreement. Based on current forecasts and other assumptions regarding the combined operation of the two generating systems, the Company anticipates that the savings resulting from joint operations will equal or exceed the minimum savings guaranteed under the joint operating agreement. In 1996, savings generated for CPS' account for a partial year of joint operations were approximately $14 million. In 1997 and 1998, savings generated for CPS' account for a full year of operation were approximately $22 million and $14 million, respectively.

(d)  Transportation Agreement.

     Resources had an agreement (ANR Agreement) with ANR Pipeline Company (ANR) which contemplated that Resources would transfer to ANR an interest in certain of Resources' pipeline and related assets. The interest represented capacity of 250 Mmcf/day. Under the ANR Agreement, an ANR affiliate advanced $125 million to Resources. Subsequently, the parties restructured the ANR Agreement and Resources refunded in 1995 and 1993, respectively, $50 million and $34 million to ANR or an affiliate. Resources recorded $41 million as a liability reflecting ANR's or its affiliates' use of 130 Mmcf/day of capacity in certain of Resources' transportation facilities. The level of transportation will decline to 100 Mmcf/day in the year 2003 with a refund of $5 million to an ANR affiliate. The ANR Agreement will terminate in 2005 with a refund of the remaining balance.

(e)  Lease Commitments.

     The following table sets forth certain information concerning the Company's obligations under non-cancelable long-term operating leases:

     Minimum Lease Commitments at December 31, 1998 (1)
     (Millions of Dollars)

          1999....................................................  $      20
          2000....................................................         16
          2001....................................................         15
          2002....................................................         11
          2003....................................................         10
          2004 and beyond.........................................         66
                                                                    ---------
                    Total.........................................  $     138
                                                                    ---------

----------

(1) Principally consisting of rental agreements for building space and data processing equipment and vehicles (including major work equipment).

     Resources has a master leasing agreement which provides for the lease of vehicles, construction equipment, office furniture, data processing equipment and other property. For accounting purposes, the lease is treated as an operating lease. Resources does not expect to lease additional property under this lease agreement.

     Total rental expense for all Resources' leases was approximately $25 million in 1998. Total rental expense for all leases in 1997 since the Acquisition Date was approximately $15 million.

(f)  Letters of Credit.

     At December 31, 1998, the Company and Resources had letters of credit incidental with their ordinary business operations totaling approximately $34 million under which they are obligated to reimburse drawings, if any.

(g)  Indemnity Provisions.

     At December 31, 1998, Resources had a $5.8 million accounting reserve on the Company's Consolidated Balance Sheet in Other Deferred Credits for possible indemnity claims asserted in connection with its disposition of Resources' former subsidiaries or divisions, including the sale of (i) Louisiana Intrastate Gas Corporation, a former Resources subsidiary engaged in the intrastate pipeline and liquids extraction business; (ii) Arkla Exploration Company, a former Resources subsidiary engaged in oil and gas exploration and production activities; and (iii) Dyco Petroleum Company, a former Resources subsidiary engaged in oil and gas exploration and production.

(h)  Environmental Matters.

     The Company is a defendant in litigation arising out of the environmental remediation of a site in Corpus Christi, Texas. The litigation was instituted in 1985 by adjacent landowners. The litigation is pending before the United States District Court for the Southern District of Texas, Corpus Christi Division. The site was operated by third parties as a metals reclaiming operation. Although the Company neither operated nor owned the site, certain transformers and other equipment originally sold by the Company may have been delivered to the site by third parties. The Company and others have remediated the site pursuant to a plan approved by appropriate state agencies and a federal court. To date, the Company has recovered or has commitments to recover from other responsible parties $2.2 million of the more than $3 million it has spent on remediation.

     In 1992, the United States Environmental Protection Agency (EPA) (i) identified the Company, along with several other parties, as "potentially responsible parties" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) for the costs of cleaning up a site located adjacent to one of the Company's transmission lines in La Marque, Texas and (ii) issued an administrative order for the remediation of the site. The Company believes that the EPA took this action solely on the basis of information indicating that the Company in the 1950s acquired record title to a portion of the land on which the site is located. The Company does not believe that it now or previously has held any ownership interest in the property covered by the order and has obtained a judgement to that effect from a court in Galveston County, Texas. Based on this judgement and other defenses that the Company believes to be meritorious, the Company has elected not to adhere to the EPA's administrative order, even though the Company understands that other PRPs are proceeding with site remediation. To date, neither the EPA nor any other PRP has instituted an action against the Company for any share of the remediation costs for the site. However, if the Company was determined to be a responsible party, the Company could be jointly and severally liable along with the other PRPs for the aggregate remediation costs of the site (which the Company currently estimates to be approximately $80 million in the aggregate) and could be assessed substantial fines and damage claims. Although the ultimate outcome of this matter cannot currently be predicted at this time, the Company does not believe that this case will have a material adverse effect on the Company's financial condition, liquidity or results of operations.

     From time to time the Company and its subsidiaries have received notices from regulatory authorities or others regarding their status as potential PRPs in connection with sites found to require remediation due to the presence of environmental contaminants. In addition, the Company has been named as defendant in litigation related to such sites and in recent years has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by the Company. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue its practice of vigorously contesting claims which it does not consider to have merit. Although their ultimate outcome cannot be predicted at this time, the Company does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operation or cash flows.

(i) Other.

     Electric Operations' service area is heavily dependent on oil, gas, refined products, petrochemicals and related businesses. Significant adverse events affecting these industries would negatively affect the revenues of the Company.

     The Company and Resources are involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the effect on the Company's and Resources' respective financial statements, if any, from the disposition of these matters will not be material.

     In February 1996, the cities of Wharton, Galveston and Pasadena filed suit, for themselves and a proposed class, against the Company and Houston Industries Finance Inc. (formerly a wholly owned subsidiary of the Company) citing underpayment of municipal franchise fees. The plaintiffs claim, among other things, that from 1957 to the present, franchise fees should have been paid on sales taxes collected by Electric Operations on receipts from sales to other utilities and on receipts from services as well as sales of electricity. Plaintiffs advance their claims notwithstanding their failure to notice such claims over the previous four decades. Because all of the franchise ordinances affecting Electric Operations expressly impose fees only on receipts from sales of electricity for consumption within a city, the Company regards plaintiffs' allegations as spurious and is vigorously contesting the matter. The plaintiffs' pleadings assert that their damages exceed $250 million. The District Court for Harris County has granted a partial summary judgment in favor of the Company dismissing all claims for franchise fees based on sales tax collections. Other motions for partial summary judgment remain pending. Although the Company believes the claims to be without merit, the Company cannot at this time estimate a range of possible loss, if any, from the lawsuit, nor can any assurance be given as to its ultimate outcome.

(16) SUBSEQUENT EVENTS

(a)  Foreign Currency Devaluation.

     In January 1999, the Brazilian real was devalued and allowed to float against other major currencies. The Company expects to take a charge against first quarter earnings as a result of the Brazilian devaluation. The charge will reflect the Company's proportionate share of the impact of the devaluation on foreign denominated debt of Brazilian corporations in which the Company holds an equity interest. The amount of the charge will not be known until the end of the first quarter.

     At December 31, 1998, one U.S. dollar could be exchanged for 1.21 Brazilian reais. Using the exchange rate of 2.06 reais/dollar in effect at the end of February, and the average exchange rate in effect since the end of the year, the Company estimates that its share of the after-tax charge that would be recorded by the Brazilian companies in which it owns an interest would be approximately $125 million.

                        COMPANY FIRST QUARTER 10-Q NOTES



(8) COMPANY/RESOURCES OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY/RESOURCES

(a)      Company.

         In the first quarter of 1999, the Company, through the use of a Delaware statutory business trust (REI Trust I), registered $500 million of trust preferred securities and related junior subordinated debt securities. In February 1999, REI Trust I issued $375 million of preferred securities to the public and $11.6 million of common securities to the Company. The preferred securities have a distribution rate of 7.20% payable quarterly in arrears, a stated liquidation amount of $25 per preferred security and must be redeemed by March 2048. REI Trust I used the proceeds to purchase $386.6 million aggregate principal amount of subordinated debentures (REI Debentures) from the Company having an interest rate and maturity date that correspond to the distribution rate and mandatory redemption date of the preferred securities. The Company used the proceeds from the sale of the REI Debentures for general corporate purposes, including the repayment of short-term debt. The Company accounts for REI Trust I as a wholly owned consolidated subsidiary. The REI Debentures are the trust's sole asset and its entire operations. The Company has fully and unconditionally guaranteed, on a subordinated basis, all of REI Trust I's obligations with respect to the preferred securities. The preferred securities are mandatorily redeemable upon the repayment of the REI Debentures at their stated maturity or earlier redemption. Subject to certain limitations, the Company has the option of deferring payments of interest on the REI Debentures. During any period of deferral or event of default, the Company may not pay dividends on its capital stock. Under the registration statement, $125 million of these securities remain available for issuance. The issuance of all securities registered by the Company and its affiliates is subject to market and other conditions.

         For information regarding $250 million of preferred securities and $100 million of capital securities previously issued by statutory business trusts formed by the Company, see Note 9(a) of the Company 10-K Notes. The sole asset of each trust consists of junior subordinated debentures of the Company having interest rates and maturity dates corresponding to each issue of preferred or capital securities, and the principal amounts corresponding to the common and preferred or capital securities issued by such trust.

(9)      LONG-TERM DEBT AND SHORT-TERM FINANCING

(a)      Company.

(i)      Consolidated Debt.

         The Company's consolidated long-term and short-term debt outstanding is summarized in the following table.

                                                        MARCH 31, 1999                   DECEMBER 31, 1998
                                               -------------------------------    -------------------------------
                                                 LONG-TERM          CURRENT         LONG-TERM          CURRENT
                                               -------------     -------------    -------------     -------------
                                                                          (IN MILLIONS)
Short-Term Borrowings (1):
  Commercial Paper............................                   $       1,436                      $       1,360
  Lines of Credit.............................                                                                150
  Resources Receivables Facility..............                             300                                300
  Notes Payable...............................                               2                                  3
                                               -------------     -------------    -------------     -------------
Total Short-Term Borrowings...................                           1,738                              1,813
                                               -------------     -------------    -------------     -------------
Long-Term Debt - net:
  ACES                                         $       2,681                      $       2,350
  Debentures (2)(3)...........................         1,476                              1,482
  First Mortgage Bonds (2)....................         1,716               150            1,866               170
  Pollution Control Bonds.....................           581                                581
  Resources Medium-Term Notes (3).............           176                                178
  Notes Payable (3)...........................           330               224              330               226
  Capital Leases..............................            14                 1               14                 1
                                               -------------     -------------    -------------     -------------
Total Long-Term Debt..........................         6,974               375            6,801               397
                                               -------------     -------------    -------------     -------------
  Total Long-Term and Short-Term Debt......... $       6,974     $       2,113    $       6,801     $       2,210
                                               =============     =============    =============     =============


----------

(1)      Includes amounts due within one year of the date noted.

(2) Includes unamortized discount related to debentures of approximately $0.5 million at March 31, 1999 and $1 million at December 31, 1998 and unamortized premium related to debentures of approximately $17 million at March 31, 1999 and December 31, 1998, respectively. The unamortized discount related to first mortgage bonds was approximately $10 million at March 31, 1999 and $10 million at December 31, 1998.

(3) Includes unamortized premium related to fair value adjustments of approximately $17.6 million and $18.1 million for debentures at March 31, 1999 and December 31, 1998, respectively. The unamortized premium for Resources long-term notes was approximately $11 million and $12 million at March 31, 1999 and December 31, 1998, respectively. The unamortized premium for long-term and current notes payable was approximately $3 million and $2 million at March 31, 1999 and $3 million each at December 31, 1998, respectively.

         Consolidated maturities of long-term debt and sinking fund requirements for the Company (including Resources) are approximately $222 million for the remainder of 1999.

(ii)     Financing Developments.

         At March 31, 1999, a financing subsidiary of the Company had $1.293 billion in commercial paper borrowings supported by a $1.644 billion revolving credit facility. At March 31, 1999, the weighted average interest rate of these commercial paper borrowings was 5.12%.

On March 2, 1999, another financing subsidiary of the Company terminated a credit agreement under which it had borrowed $150 million. Funds for the repayment of the loan were indirectly obtained from the issuance of commercial paper by a separate financing subsidiary. For additional information regarding the Company's and its subsidiaries' financings, see Note 8(c) and (d) of the Company 10-K Notes.

         In February 1999, the Company repaid at maturity $25.4 million and $145.1 million of its Series A medium-term notes with interest rates of 9.85% and 9.80%, respectively.

(11)  ACQUISITIONS

         On March 29, 1999, the Company and one of its subsidiaries, N.V. Energieproduktiebedrijf UNA, a Dutch electric generating company (UNA), and the shareholders of UNA entered into an agreement providing for the initial acquisition of 40% of the capital stock of UNA by a subsidiary of the Company. The purchase price for the initial 40% interest is Dutch guilders (NLG) 1.6 billion (U.S. $840 million). The purchase price for the remaining 60% of UNA is approximately NLG 2.7 billion (U.S. $1.4 billion) and is expected to be paid no later than December 31, 2006. Depending on the timing of regulatory approvals and other conditions, the acquisition of the remaining interest could occur significantly earlier than 2006.

         All purchase price obligations are denominated in Dutch guilders. The amounts shown above are subject to adjustment and assume a conversion rate of NLG 1.88 per U.S. Dollar. It is anticipated that the closing of the initial 40% interest will occur in June 1999, subject to receipt of various Dutch regulatory approvals and the satisfaction of other closing conditions.

         UNA is one of four large Dutch generators with approximately 3,400 megawatts of generating capacity, representing nearly 20% of the Dutch market. It operates a mix of gas, coal and cogeneration plants in the Amsterdam and Utrecht areas.